Exhibit 99.3

LogProstyle Inc.

Aoyama Building 13th floor, 1-2-3 Kita-Aoyama,

Minato-ku, Tokyo, 107-0061, Japan

https://www.logprostyle.co.jp/

LogProstyle Inc. Announces Approval of Share Repurchase Program by the Board of Directors

Share Repurchase Authorization of USD $543 Thousand

July 7, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today that the Board of Directors approved the proposed Share Repurchase Program (the “Repurchase Program”), in the maximum amount and class of shares to be acquired of up to 1,086,910 common shares. The maximum aggregate purchase price of the shares within the Repurchase Program is USD $543,455, to be executed between July 1, 2025 and June 30, 2026 through open market acquisition of shares on the NYSE American. The approval of the Repurchase Program reflects the Company’s commitment to disciplined capital allocation and priority of returning value to shareholders.

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com